Exhibit 99.5

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 25, 2019 (the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and, except as permitted under the Agency Agreement as defined herein, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the “United States”), or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States are available. This Prospectus Supplement together with the Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Cresco Labs Inc. at 400 W. Erie St. #110, Chicago, IL, 60654, telephone 312-929-0993 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 25, 2019)

New Issue	January 19, 2021

CRESCO LABS INC.

$158,047,776

9,877,986 Subordinate Voting Shares

This Prospectus Supplement of Cresco Labs Inc. (“Cresco” or the “Corporation”), together with the Prospectus, qualifies for distribution of 9,877,986 subordinate voting shares (the “Offered Shares”) of the Corporation at a price of $16.00 (the “Offering Price”) per Offered Share (the “Offering”). The Corporation has entered into an agency agreement dated January 19, 2021 (the “Agency Agreement”) with ATB Capital Markets Inc., as sole bookrunner (the “Agent”) relating to the Offered Shares offered by this Prospectus Supplement and accompanying Prospectus.

The issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”) are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “CL” On January 14, 2021, the last trading day prior to the announcement of the Offering, the closing price of the Subordinate Voting Shares on the CSE was $16.54. On January 18, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price per Subordinate Voting Share on the CSE was $16.68. The Corporation has given notice to the CSE to list the Offered Shares offered by this Prospectus Supplement and the Prospectus on the CSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the CSE.

	Price to the Public	Agent’s Commission(1)	Net Proceeds to the Corporation(2)
Per Subordinate Voting Share	$16.00	$0.64	$15.36 / $16.00(3)
Totals(4)	$158,047,776	$4,197,749	$153,850,027

Notes:

1.

Cresco has agreed to pay the Agent a cash commission (the “Agent’s Commission”) equal to 4.0% of the aggregate gross proceeds of the Offering, excluding the gross proceeds of sales of Subordinate Voting Shares to certain purchasers and including any gross proceeds raised on exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution”.

2.

After deducting the Agent’s Commission, but before deducting expenses of the Offering (including listing fees) estimated to be approximately US$500,000, which will be paid from the proceeds of the Offering.

3.	Agent’s Commission is not payable on sales to certain purchasers of 3,319,003 Subordinate Voting Shares.

4.

The Corporation has granted to the Agent an option (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 30 days from and after the Closing Date (as defined herein), to purchase up to 1,481,697 additional Subordinate Voting Shares (representing 15% of the total number of Offered Shares offered hereunder; referred to herein as the “Additional Offered Share”) at the Offering Price. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Agent’s Commission” and “Net Proceeds to the Corporation” (before deducting the expenses of the Offering) will be $181,754,928, $5,146,035 and $176,608,893, respectively. This Prospectus Supplement and the Prospectus also qualifies the grant of the Over- Allotment Option and the distribution of the Additional Offered Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Over-Allotment Option acquires those securities under this Prospectus Supplement and the Prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the maximum number of Additional Offered Shares that may be issued by the Corporation pursuant to the Over-Allotment Option:

Agent’s Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to 1,481,697 Subordinate Voting Shares	Exercisable at any time for a period of 30 days from and after the Closing Date	$16.00 per Additional Offered Share

Unless the context otherwise requires, when used herein, all references to “Offered Shares” include the Additional Offered Shares.

The Offering Price was determined by negotiation between Cresco and the Agent.

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified in this Prospectus Supplement, the Prospectus and the documents incorporated by reference should be carefully reviewed and evaluated by prospective investors before purchasing the securities being offered hereunder. See “Risk Factors” in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein and herein.

Subscriptions for Offered Shares will be received by the Agent subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Physical certificates representing the Offered Shares will not be issued, except in limited circumstances. Global certificates or an instant deposit through the non-certificated inventory system representing the Offered Shares will be issued and deposited with CDS Clearing and Depository Services Inc. (“CDS”). A subscriber who purchases Offered Shares will receive only a customer confirmation from the Agent or other registered dealer who is a CDS participant from or through whom Offered Shares are purchased. CDS will record the CDS participants who hold the Offered Shares on behalf of owners who have purchased or transferred Offered Shares in accordance with the book entry only system of CDS. Some purchasers may be issued directly electronically registered Offered Shares registered in the system maintained by the transfer agent and registrar for the Offered Shares, and notified by delivery of an advice of such position for their Offered Shares (“DRS Advice”)., Except in limited circumstances, certificates evidencing Offered Shares will generally not be issued unless a request for a certificate is made to Cresco.

It is expected that the closing of the Offering (the “Closing Date”) will occur on or about January 21, 2021, or such other date as the Corporation and the Agent may agree.

The Agent conditionally offers the Offered Shares pursuant to the securities legislation of each of the provinces of Canada, other than Québec, on a best efforts basis and, subject to prior sale, if, as and when issued by Cresco and delivered and accepted by the Agent in accordance with the conditions contained in the Agency Agreement and subject to approval of certain legal matters on behalf of Cresco by Bennett Jones LLP and on behalf of the Agent by TingleMerrett LLP. The Offered Shares may also be offered for sale to, or for the account or benefit of, persons in the United States and U.S. Persons by the Agent acting through A.G.P./Alliance Global Partners, a United States registered broker dealer (the “U.S. Placement Sub-Agent”), for sale directly by the Corporation on a private placement basis under certain exemptions from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States. In addition, the Agent are entitled to offer the Offered Shares outside of Canada and the United States to non-U.S. Persons, provided that the Agent shall not take any action in connection with the distribution of the Offered Shares that would result in the Corporation being obligated to comply with the prospectus, registration, reporting or other similar requirements of the securities laws of any jurisdiction. See “Plan of Distribution”.

Subject to applicable laws, the Agent may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those that might otherwise prevail in the open market, Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. See “Plan of Distribution”.

Cresco and the Agent have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein. Cresco is offering to sell, and seeking offers to buy, the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Cresco does not undertake to update information contained or incorporated by reference in this Prospectus Supplement, except as required by applicable securities laws.

Prospective investors should be aware that the acquisition or disposition of the securities described herein may have tax consequences in Canada. This Prospectus Supplement may not describe these tax consequences fully. You should consult and rely on your own tax advisor with respect to your own particular circumstances.

Further particulars concerning the attributes of the Subordinate Voting Shares are set out under “Description of Share Capital of the Corporation – Subordinate Voting Shares” in the Prospectus, which provides for the issuance from time to time over a 25-month period of up to $500,000,000 of Subordinate Voting Shares, debt securities, subscription receipts, warrants and units.

The directors, chief executive officer and chief financial officer of the Corporation reside outside of Canada and each has appointed Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario, M5X 1A4, as his or her agent for service of process in Canada. Marcum LLP, the current auditor of the Corporation, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

No Canadian securities regulator nor the United States Securities and Exchange Commission or any state securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus or determined if this Prospectus Supplement or the Prospectus are truthful or complete. Any representation to the contrary is an offence.

The Corporation’s head office is located at 400 W. Erie Street, #110, Chicago, IL 60654 and its registered office is located at Suite 2400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

This Prospectus Supplement is being filed in relation to the distribution of securities of an entity that currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under United States federal law (“U.S. Federal Law”). The Corporation is directly involved (through its licensed subsidiaries) in both the adult-use and medical cannabis industry in the States of Illinois, Pennsylvania, Ohio, Nevada, Arizona and California, as permitted within such states under applicable state law which states have regulated such industries, and is in the process of acquiring businesses which would allow the Corporation to directly participate in the adult-use and medical cannabis industry in the States of New York, Massachusetts, Florida and Maryland, as permitted within such states under applicable state law and which states have regulated such industries.

The cultivation, sale and use of cannabis is illegal under United States federal law pursuant to the Controlled Substance Act (21 U.S.C. §811) (the “CSA”). The United States federal government regulates drugs through the CSA, which places controlled substances, including cannabis, in a schedule. Other than industrial hemp, cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. Under the CSA, the policies and regulations of the United States federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The United States Food and Drug Administration has not approved cannabis for the treatment of any disease or condition. The agency has, however, approved one cannabis-derived drug product, Epidiolex, for the treatment of seizures associated with Lennos-Gastaut syndrome or Dravet syndrome.

Despite the current state of the federal law and the CSA, 35 U.S. states, Washington D.C., and the territories of Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment for patients with certain qualifying conditions. The States of Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, Oregon, South Dakota, Vermont, Washington, and the District of Columbia, have legalized recreational use of cannabis, although the District of Columbia has not legalized commercial sale of cannabis. In early 2018, Vermont became the first state to legalize recreational cannabis by passage in a state legislature, but does not yet allow commercial sales of recreational cannabis.

Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis, provided that there are strict limits on the levels of THC. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Accordingly, in the U.S., cannabis is largely regulated at the state level. State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice (“DOJ”) specific to cannabis enforcement in the United States, including the Cole Memorandum (as defined herein). With the Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law. Mr. Sessions resigned on November 7, 2018. Following the brief tenure of Matthew Whitaker as the acting United States Attorney General, on December 7, 2018, President Donald Trump announced the nomination of William Barr and, on February 14, 2019, Mr. Barr was confirmed as Attorney General. The DOJ under Mr. Barr did not take a formal position on federal enforcement of laws relating to cannabis. On December 14, 2020, President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. President-Elect Joseph Biden has nominated Merrick Garland to succeed Mr. Barr as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis. If the DOJ policy shifts to aggressively pursue financiers or equity owners of cannabis-related business, and United States Attorneys followed such policies through pursuing prosecutions, then the Corporation could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries, and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Corporation who are not U.S. citizens face the risk of being barred from entry into the United States for life.

On December 27, 2020, President Donald Trump signed the Consolidated Appropriations Act of 2021, which included the Rohrabacher-Farr Amendment, which prohibits the funding of federal prosecutions with respect to medical cannabis activities that are legal under state law. The Consolidated Appropriations Act of 2021 makes appropriations for the fiscal year ending September 30, 2021. There can be no assurances that the Rohrabacher- Farr Amendment will be included in future appropriations bills or budget resolutions. See “United States Regulatory Environment” in the AIF (as hereinafter defined) for additional information.

The Corporation’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the United States. Accordingly, there are a number of significant risks associated with the business of the Corporation. Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current

U.S. federal law, and the business of the Corporation may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Corporation’s business, results of operations, financial condition and prospects would be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of United States cannabis-related activities, on February 8, 2018, the Canadian Securities Administrators published CSA Staff Notice 51-352 – (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

For these reasons, the Corporation’s investments in the United States cannabis market may subject the Corporation to heightened scrutiny by regulators, stock exchanges, clearing agencies and other United States and Canadian authorities. There are a number of risks associated with the business of the Corporation. See sections entitled “Risk Factors” in this Prospectus Supplement, the accompanying Prospectus and in the AIF, as well as the section “United States Regulatory Environment” in the AIF.

TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS	1

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	1

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	3

MARKET AND INDUSTRY DATA	3

DOCUMENTS INCORPORATED BY REFERENCE	4

THE CORPORATION	5

PRIOR SALES	10

TRADING PRICE AND VOLUME	17

DESCRIPTION OF OFFERED SECURITIES	18

CONSOLIDATED CAPITALIZATION	18

USE OF PROCEEDS	19

PLAN OF DISTRIBUTION	20

RISK FACTORS	22

ELIGIBILITY FOR INVESTMENT	26

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	26

TRANSFER AGENT AND REGISTRAR	29

AUDITORS	29

INTEREST OF EXPERTS	29

PURCHASERS’ STATUTORY RIGHTS	29

CERTIFICATE OF THE CORPORATION	1

CERTIFICATE OF THE AGENT	2

-i-

TABLE OF CONTENTS - PROSPECTUS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1

MARKET AND INDUSTRY DATA	1

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

DOCUMENTS INCORPORATED BY REFERENCE	3

THE CORPORATION	5

DESCRIPTION OF SHARE CAPITAL OF THE CORPORATION	3

DESCRIPTION OF DEBT SECURITIES	17

DESCRIPTION OF SUBSCRIPTION RECEIPTS	18

DESCRIPTION OF WARRANTS	19

DESCRIPTION OF UNITS	20

PRIOR SALES	20

TRADING PRICE AND VOLUME	22

SELLING SECURITYHOLDERS	24

PLAN OF DISTRIBUTION	24

USE OF PROCEEDS	25

EARNINGS COVERAGE RATIO	25

CONSOLIDATED CAPITALIZATION	26

UNITED STATES REGULATORY ENVIRONMENT	27

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	32

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	32

RISK FACTORS	32

EXEMPTION	38

LEGAL MATTERS	38

AUDITORS, TRANSFER AGENT AND REGISTRAR	38

UNDERTAKING	38

PURCHASERS’ STATUTORY RIGHTS	39

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	39

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, provides more general information. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. Capitalized terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus Supplement or in the Prospectus in connection with the issue and sale of the Subordinate Voting Shares. An investor should rely only on the information contained in this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Agent have not authorized anyone to provide investors with additional or different information. The Corporation and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

The Corporation and the Agent are not offering to sell the Subordinate Voting Shares in any jurisdictions where the offer or sale of the Subordinate Voting Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of any sale of the Subordinate Voting Shares. The business, financial condition, capital, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The Corporation’s annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards. Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein constitute “forward-looking information” within the meaning of Canadian securities laws. All information, other than statements of historical facts, included in this Prospectus Supplement and the Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future is forward-looking information. In addition to the following cautionary statement, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Cautionary Statement Regarding Forward-Looking Information” in the AIF (as defined herein) or any subsequently filed annual information form of the Corporation, as well as the advisories section of any documents incorporated or deemed to be by reference herein, including those that are filed after the date hereof. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: termination of the Offering upon the maximum amount of sales of Subordinate Voting Shares being completed hereunder, sales of

Subordinate Voting Shares under the Offering, the use of net proceeds of the Offering, the Corporation’s intention to complete the Offering on the terms and conditions described herein, the listing of the Subordinate Voting Shares on the CSE, the anticipated effect of the Offering on the performance of the Corporation, the Corporation’s intention regarding cash flows from operating activities in future periods, the expected timing of the closing of the Arrangement (as defined herein), expectations for the effects of the Business Combination (as defined in the Prospectus), statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Prospectus, as applicable, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Corporation, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional States within the United States, international markets and Canada, any potential future legalization of adult-use and/or medical marijuana under U.S. federal law, expectations of market size and growth in the United States and the States in which the Corporation operates, expectations for other economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Corporation at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline, including that all conditions to the completion of the Arrangement will be satisfied in a timely manner; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Corporation; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favourable production levels and costs from the Corporation’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Corporation’s operations; and the Corporation’s ability to conduct operations in a safe, efficient and effective manner. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to the availability of future financing; the use of proceeds; the accuracy of forward-looking information; regulatory uncertainty; money laundering laws and access to banking; heightened scrutiny of cannabis companies in Canada; proceedings against the Corporation; significant ongoing costs and obligations related to its investment in infrastructure; regulatory compliance and operations; availability of favourable locations; unfavorable tax treatment of cannabis businesses; the tax classification of the Corporation; the Corporation being a holding corporation; enforcement of contracts; competition; limitations on owners of licenses; difficulty in forecasting; the concentrated Founder voting control (as defined in the Prospectus) of the Corporation and the unpredictability caused by the existing capital structure; dilution; volatility of market price; substantial sales of Subordinate Voting Shares; the restrictions on the resale of the Corporation’s securities; negative cash flows; liquidity; U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to the ability to consummate the proposed acquisitions and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions to the consummation of the Arrangement and other proposed acquisitions on the proposed terms and schedule; the potential impact of the announcement or consummation of the proposed acquisitions on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the diversion of management time on the proposed acquisitions; risks related to contracts with third party service providers; risks related to the enforceability of contracts; the limited operating history of the Corporation; reliance on the expertise and judgment of senior management of the Corporation; risks inherent in an agricultural business; risks related to co-investment with parties with different interests to the Corporation; risks related to proprietary intellectual property and potential infringement by third parties; risks relating to financing activities including leverage; risks relating to the management of growth; increased costs associated with the Corporation becoming a publicly traded company; increasing competition in the industry; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labour (the availability and retention of which is subject to uncertainty); cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effecting service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; the limited market for securities of the Corporation; limited research and data relating to cannabis; the effects of the COVID-19 pandemic; as well as those risk factors discussed elsewhere herein and in the Prospectus and the documents incorporated by reference herein, including the AIF.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein, in the Prospectus and in any document incorporated by reference herein and therein are presented for the purposes of assisting readers in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this Prospectus Supplement and the Prospectus represent the Corporation’s views and expectations respectively as of the date of this Prospectus Supplement and the Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation anticipates that subsequent events and developments may cause its views and expectations to change. However, while the Corporation may elect to update such forward-looking information and statements at a future time, it has no current intention of and assumes no obligation for doing so except to the extent required by applicable law.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On January 18, 2021, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.2762.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporation, at 400 W. Erie St. #110, Chicago, IL, 60654, (312) 929-0993, and are also available electronically at www.sedar.com. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Subordinate Voting Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

The following documents (or the sections or sub-sections thereof set out below), filed by the Corporation with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

1.	the annual information form of the Corporation for the year ended December 31, 2019 dated and filed on April 28, 2020 (the “AIF”);

2.

the unaudited condensed interim consolidated financial statements of the Corporation for the three and nine months ended September 30, 2020 and 2019, together with the notes thereon filed on November 18, 2020;

3.

the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine month periods ended September 30, 2020 and 2019, filed on November 18, 2020;

4.

the audited financial statements of the Corporation for the years ended December 31, 2019 and 2018, together with the notes thereto and the auditor’s report for the year ended December 31, 2019 attached thereto, filed on April 28, 2020;

5.

the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and twelve month periods ended December 31, 2019 and 2018, filed on April 28, 2020;

6.

the management information circular of the Corporation dated June 3, 2020, prepared in connection with an annual general and special meeting of shareholders held on June 29, 2020, filed on June 8, 2020;

7.

the material change report dated January 13, 2020, in connection with the completion of the court approved plan of arrangement pursuant to which the Corporation acquired all of the issued and outstanding shares of CannaRoyalty Corp. d/b/a Origin House (“Origin House”);

8.

the material change report of the Corporation dated February 3, 2020, in connection with the Corporation’s entry into a credit agreement for a senior secured term loan in an initial aggregate principal amount of up to US$100 million;

9.	the material change report of the Corporation dated March 12, 2020, in connection with the resignation of Joseph Caltabiano from his former position as the Corporation’s President; and

10.

the material change report of the Corporation dated January 19, 2021, in connection with the Corporation’s entry into an arrangement agreement with Bluma Wellness Inc. (“Bluma”), pursuant to which the Corporation will acquire all of the issued and outstanding shares of Bluma.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus Supplement, filed by Cresco with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, or the Prospectus except as so modified or superseded.

THE CORPORATION

Summary of the Business

Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco blends regulatory compliance expertise with best practices from the agricultural, pharmaceutical and consumer packaged goods industries. Cresco (either directly or indirectly through subsidiaries) has been awarded three licenses to cultivate and manufacture medicinal cannabis in the State of Illinois. Cresco was awarded a cultivation license in Pennsylvania and was one of only five cultivators that was initially also awarded a dispensary license which allows for up to three dispensaries, with a second license granted in December of 2018 for up to three additional dispensaries. Cresco was awarded a cultivation license in Ohio and a dispensary license in Ohio and was the first approved dispensary to begin dispensary operations in Ohio in December 2018. Cresco received prequalification from the State of Michigan, which will allow Cresco to operate growing, processing and provisioning center facilities in Michigan. Cresco also has an interest in a cultivation, processing, and dispensary license in Nevada, an ownership interest in cultivation and processing licenses in California, owns and operates five dispensaries in Illinois and owns and operates two cultivation centers and one dispensary location in Arizona. Cresco acquired one medical cannabis cultivation center license and four dispensary locations in New York (refer to “Recent Developments” below for further information). Most recently, Cresco was the first cultivator in Illinois to receive approvals to grow adult-use cannabis; all three cultivation facilities were granted approvals in the state. Additionally, Cresco’s five Illinois dispensary locations were approved for dispensing adult-use cannabis in the state upon legalization, effective January 1, 2020. Cresco has completed an agreement to acquire assets in Massachusetts, including state registration and licensing that will allow for cultivation, manufacturing, processing, and the establishment and operation of a medical marijuana dispensary, with the ability to obtain up to three medical marijuana dispensary licenses and three adult-use dispensary licenses. Cresco has also completed its acquisition of operations in California, via the acquisition of Origin House. Additionally, Cresco has entered into an agreement to acquire operations in Florida, via Bluma (refer to “Recent Developments” below).

Cresco plans to leverage the success in these markets to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult-use cannabis industry.

Cresco owns and operates cultivation, manufacturing and retail dispensary businesses. The manufacturing and retail businesses are operational today and vertically integrated across eight highly regulated and/or limited licenses, and therefore limited legal supply markets: Illinois, Nevada, Ohio, Arizona, Pennsylvania, California, New York and Massachusetts, with processing operations in Maryland, and is expected to commence cultivation, manufacturing and retail dispensary operations in Michigan. These markets, where supply and demand can be reasonably predicted and forecasted, create the foundation upon which Cresco has created the opportunity for sustainable growth. Importantly, Cresco is not yet active in markets popularized by mainstream media like Washington, Oregon and Colorado where loose regulatory frameworks create unpredictable supply-demand market dynamics.

This ownership of wholesale and retail businesses supports Cresco’s strategy of distributing brands at scale by enabling Cresco to capture market share, generate brand awareness, and earn customer loyalty in its operating markets by guaranteeing share-of-shelf in its own retail stores and its ability to foster mutually beneficial relationships with its third-party dispensary customers as a large supplier of a portfolio of distinct and trusted cannabis brands. More detailed information regarding the business of the Corporation as well as its operations, assets, and properties can be found in the Prospectus and the documents incorporated by reference herein, as supplemented by the disclosure in this Prospectus Supplement. See “Documents Incorporated by Reference”.

Recent Developments

Increase and Extension of Credit Facility

On December 14, 2020, the Corporation announced an increase and extension of its US$100 million senior secured credit agreement (the “Credit Agreement”). The Credit Agreement provided a mutual option to increase the size of the facility to up to US$200 million. Also, as part of the agreement with its lenders, the Credit Agreement was increased to US$200 million, extended to January 23, 2023 at a reduced interest rate of 12% per annum, and the Corporation was provided with greater prepayment optionality.

Bluma Wellness Inc.

On January 14, 2021, the Corporation announced that it had entered into an arrangement agreement with Bluma, a publicly traded company, to acquire all of the issued and outstanding shares of Bluma (the “Arrangement”) on the basis of 0.0859 of a Subordinate Voting Share for each common share of Bluma, subject to certain adjustments as described in the arrangement agreement. On the date of announcement, total consideration for the Arrangement was equal to US$213 million, or US$1.12 per Bluma share. The Arrangement is proposed to be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bluma, under its operating subsidiary “One Plant Florida”, has 7 strategically located dispensaries with 8 more locations under legal control and planned to open.

The Arrangement is subject to, among other things, the approval of Bluma shareholders at a special meeting, and receipt of all required CSE, regulatory and court approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Chief Operating Officer

On January 19, 2021, the Corporation announced that it has hired Ty Gent as its new chief operating officer, to replace David Ellis, who will become regional president of operations for emerging markets in Massachusetts, New York, Pennsylvania, Ohio and Maryland. As the chief operating officer, Mr. Gent will be responsible for operational consistency and efficiency across markets and implementation of structural enhancements to facilitate scaling.

Regulatory Overview

In accordance with Canadian Securities Administrators Staff Notice 51-352, below is a discussion of the state-level U.S. regulatory regime in the State of Florida where the Corporation will be directly involved, through Bluma, in the cannabis industry. For disclosure relating to the federal and state-level U.S. regulatory regimes in Illinois, Pennsylvania, Ohio, California, Nevada, Arizona New York, Massachusetts, and Maryland, the other jurisdictions where the Corporation is currently directly involved, through its subsidiaries, in the cannabis industry, please see “United States Regulatory Environment” and “State Level U.S. Cannabis Operations” in the AIF.

Regulation of the Medical Cannabis Market in Florida

In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8%THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one vertically integrated license to be awarded in each of five regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution.

The Initiative expanded the list of qualifying medical conditions include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law. The 2017 law provides for the issuance of 10 licenses to specific entities and another four licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of 25 dispensary locations with the ability to purchase additional dispensary locations from one another, and for an additional five locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.

Bluma License (the “Florida License”)

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
3 Boys Farm, LLC	Medical Marijuana Treatment Center	Statewide	06/02/22	Cultivation, Processing/ Manufacturing, Dispensary, Transport

Under Florida law, a licensee is required to cultivate, process and dispense medical cannabis. Licenses are issued by the Florida Department of Health, Office of Medical Marijuana Use (the “OMMU”) and may be renewed biennially. 3 Boys Farm, LLC received its most recent license renewal on June 2, 2020, and is classified as a Medical Marijuana Treatment Center (“MMTC”) under Florida law. In Florida, there is no state-imposed limitation on the permitted size of cultivation or processing facilities, nor is there a limit on the number of plants that may be grown.

Under its Florida License, Bluma is permitted to sell cannabis to those patients who are entered into the State’s electronic medical marijuana use registry by a qualified physician and possess a state-issued medical marijuana identification card and a valid certification from the qualified physician. The physician determines patient eligibility as well as the routes of administration (e.g. topical, oral, inhalation) and the number of milligrams per day a patient is able to obtain under the program. The physician may order a certification for up to three 70-day supply limits of marijuana, following which the certification expires and a new certification must be issued by a physician. The number of milligrams dispensed, the category of cannabis (either low-THC or medical marijuana) and whether a delivery device such as a vaporizer has been authorized is all recorded in the registry for each patient transaction. In addition, smokable flower was approved by the legislature and signed into law in March 2019. Patients must obtain a specific recommendation from their physician to purchase smokable flower. The maximum amount a patient may obtain is 2.5 ounces (measured by weight) of smokable flower per 35-day supply.

Bluma is authorized to sell a variety of products and, as of December 31, 2020, offers 18 SKUs in various product categories for sale. Edible products were authorized by the Florida Legislature in 2017 pending rulemaking by the OMMU. On August 28, 2020, the OMMU issued regulations for the production and packaging of edibles, which authorized the sale of edible medical marijuana products in Florida. The use of hydrocarbon solvents for the extraction of products was also contemplated in the 2017 law, but remains pending awaiting rulemaking by the OMMU. Dispensaries may be located in any location zoned as appropriate for a pharmacy throughout the State of Florida as long as the local government has not expressly prohibited MMTC dispensaries in their respective municipality. Additionally, dispensaries must be located more than 500 feet from a public or private elementary, middle, or secondary school. The statutory cap expired in April 2020, thus neither Bluma nor its competitors in Florida are subject to restrictions on the number of dispensaries that may be opened. Bluma currently has 7 approved dispensaries in the State of Florida. In addition, the Bluma’s license allows it to deliver products directly to patients.

Florida Reporting Requirements

Florida law called for the OMMU to establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the OMMU to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when marijuana seeds are planted, when marijuana plants are harvested and destroyed and when cannabis is transported, sold, stolen, diverted, or lost. Each medical marijuana treatment center shall use the seed-to-sale tracking system established by the OMMU or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the OMMU. At this time the OMMU has not implemented a statewide seed-to-sale tracking system and Bluma utilizes its own system. Additionally, the OMMU also maintains a patient and physician registry and the licensee must comply with all requirements and regulations relative to the provision of required data or proof of key events to said system in order to retain its license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida or any subsequent variances to same. Any changes or expansions of previous representations and disclosures to the OMMU must be approved by the OMMU via an amendment or variance process.

Florida Licensing Requirements

Licenses issued by the OMMU may be renewed biennially so long as the licensee continues to meet the requirements of the Florida Statute 381.986 and pays a renewal fee. License holders can only own one license within the State of Florida. Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture & Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the OMMU, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the OMMU, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, (ix) they ensure that a medical director is employed to supervise the activities of the MMTC, and (x) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the OMMU, the applicant must post a performance bond of up to US $5 million, which may be reduced to US $2 million once the licensee has served 1,000 patients.

Security and Storage Requirements for Cultivation, Processing and Dispensing Facilities in Florida

Adequate outdoor lighting is required from dusk to dawn for all MMTC facilities. 24-hour per day video surveillance is required and all MMTCs must maintain at least a rolling 45-day period that is made available to law enforcement and the OMMU upon demand. Alarm systems must be active at all items for all entry points and windows. Interior spaces must also have motion detectors and all cameras must have an unobstructed view of key areas. Panic alarms must also be available for employees to be able to signal authorities when needed.

In dispensaries, the MMTC must provide a waiting area with a sufficient seating area. There must also be a minimum of one private consultation/education room for the privacy of the patient(s) and their caregiver (if applicable). The MMTC may only dispense products at dispensaries between 7:00 am and 9:00 pm. All active products must be kept in a secure location within the dispensary and only empty packaging may be kept in the general area of the dispensary which is readily accessible to customers and visitors. No product or delivery devices may be on display in the waiting area.

An MMTC must at all times provide secure and logged access for all cannabis materials. This includes approved vaults or locked rooms. There must be at least two employees of the MMTC or an approved security provider on site at all times. All employees must wear proper identification badges and visitors must be logged in and wear a visitor badge while on the premises. The MMTC must report any suspected activity of loss, diversion or theft of cannabis materials within 24 hours of becoming aware of such an occurrence.

Florida Transportation Requirements

When transporting cannabis to dispensaries or to patients for delivery, a manifest must be prepared and transportation must be done using an approved vehicle. The cannabis must be stored in a separate, locked area of the vehicle and at all times while in transit there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest must include the following information: (i) departure date and time; (ii) name, address and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity, form and delivery device of the cannabis; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. These manifests must be kept by the MMTC for inspection for up to three years. During the delivery, a copy of the manifest is also provided to the recipient.

OMMU Inspections in Florida

The OMMU may conduct announced or unannounced inspections of MMTC’s to determine compliance with applicable laws and regulations. The OMMU is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The OMMU is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Cannabis License Approvals

The Corporation has been approved for and currently operates a number of cannabis licenses in the United States. As of the date hereof, all licenses described in the AIF, which is incorporated by reference in this Prospectus Supplement, are active and any such license or regulatory approval referenced therein as having expired or requiring regulatory renewal has since been renewed in the normal course of the business on the same terms, or substantially the same terms, as those described in the AIF, other than the following material changes with respect to the Corporation’s cannabis licenses:

Holding Entity	Permit/License	City	Expiration or Renewal Date (if applicable)	Description
FloraCal	Provisional License Number: C11-0001222- LIC	Santa Rosa	6/25/2021	Distribution
Phoenix Farms of Illinois, LLC	License: AUDO.000056	Danville	3/31/2021	Permit to operate a recreational cannabis dispensary
PDI Medical III, LLC	Registered Adult Use Dispensing Organization Certificate AUDO.000080	Naperville	3/31/2021	Permit to operate a recreational cannabis dispensary
FloraMedex, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000061	Schaumburg	3/31/2021	Permit to operate a recreational cannabis dispensary
MedMar Lakeview, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000053	Chicago	3/31/2021	Permit to operate a recreational cannabis dispensary
MedMar Rockford, LLC	Registered Adult Use Dispensing Organization Certificate License: AUDO:000059	South Beloit	3/31/2021	Permit to operate a recreational cannabis dispensary
Cresco Labs Ohio, LLC	MMCPP00117	Yellow Springs	7/1/2021	Medical Marijuana Processor Provisional License

In addition, the following licenses have expired and have not since been renewed:

Holding Entity	Permit/License	Annual License Number (in process)	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Kaya Management, Inc.	Non-Volatile Manufacturing (Annual)	CDPH- 10003151	Oakland	5/10/20	Type 6 Manufacturing: Non Volatile Solvent Extraction
Zenco Manufacturing, Inc.	Non-Volatile Manufacturing (Annual)	CDPH- 10003744	Oakland	7/23/20	Type N Manufacturing: Infusion:
Alta Supply, Inc. d/b/a Continuum	Distribution (Provisional)	C11-0000372- LIC	Oakland	6/13/20	Distribution

The licenses described in the AIF or identified above as having been approved or awarded to the Corporation do not include, nor describe, any licenses that the Corporation may acquire upon completion of any of the proposed acquisitions described in this Prospectus Supplement.

See “Description of the Business – United States Regulatory Environment” in the AIF for further information.

PRIOR SALES

The following summarizes the Subordinate Voting Shares or securities convertible into, or exercisable to acquire, Subordinate Voting Shares that have been issued by the Corporation during the 12 months prior to the date of this Prospectus Supplement:

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
January 30, 2020	80,000	US$6.11	US$488,800	Share Conversion (redeemable shares)
January 30, 2020	20,231	US$1.13	US$22,861	Cash (exercise of options)
January 31, 2020	100,000	US$6.05	US$605,000	Share Conversion (redeemable shares)
January 31, 2020	31,250	US$1.00 - US$3.75	US$65,800	Cash (exercise of options)
February 11, 2020	100,000	US$1.00	US$100,000	Cash (exercise of options)
February 21, 2020	6,250	US$1.14	US$7,125	Cash (exercise of options)
February 27, 2020	30,000	$6.20	$186,000	Share Issuance (exercise of restricted stock units)
March 3, 2020	240,000	US$4.09	US$981,600	Share Conversion (redeemable shares)
March 3, 2020	34,292	$5.40	$185,177	Share Issuance (exercise of restricted stock units)
March 8, 2020	100,000	US$1.00	US$100,000	Cash (exercise of options)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
March 13, 2020	1,000,000	US$2.72	US$2,720,000	Share Conversion (redeemable shares)
March 13, 2020	457,035	$3.75	$1,713,881	Share Issuance (exercise of restricted stock units)
March 24, 2020	45,761	$4.10	$187,620	Share Issuance (exercise of restricted stock units)
April 2, 2020	18,579	US$6.86	US$127,452	Share Issuance (share issuance of restricted stock units)
April 16, 2020	80,000	US$1.00	US$80,000	Cash (exercise of options)
April 16, 2020	100,000	US$3.29	US$329,000	Share Conversion (redeemable shares)
April 17, 2020	13,999	$5.05	$70,695	Share Conversion (in connection with the acquisition of Origin House)
April 23, 2020	15,494	US$1.00	US$15,494	Cash (exercise of options)
April 24, 2020	30,980	$6.03	$186,809	Share Issuance (exercise of restricted stock units)
April 29, 2020	293,427	US$4.36	US$1,279,342	Acquisition Termination Fee (in connection with the termination agreement which cancelled the purchase agreement to acquire interest in Tryke Companies, LLC)
April 29, 2020	90,136	US$3.90	US$351,530	Purchase Consideration (in connection with the acquisition of MedMar Inc.)
May 7, 2020	970,341	$4.65 - $6.40	$4,701,648	Share Conversion (in connection with the acquisition of Origin House)
May 7, 2020	451,003	US$3.32	US$1,497,330	Purchase Consideration (in connection with the acquisition of Valley Agriceuticals, LLC)
May 7, 2020	181,041	$4.65	$841,841	Share Issuance (exercise of restricted stock units)
May 19, 2020	43,334	US$3.75	US$162,503	Share Issuance (issuance of shares)
May 19, 2020	28,571	US$1.00	US$28,571	Cash (exercise of options)
May 19, 2020	1,087,836	US$2.96	US$3,219,995	Purchase Consideration (in connection with the acquisition of Origin House)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
May 21, 2020	33,005	$5.66	$186,808	Share Issuance (exercise of restricted stock units)
June 4, 2020	151,663	$6.47	$981,260	Share Issuance (exercise of restricted stock units)
June 8, 2020	5,669	US$3.75	US$21,259	Cash (exercise of options)
June 8, 2020	1,161,332	US$4.65 – US$4.85	US$5,599,387	Share Conversion (redeemable shares)
June 11, 2020	280,667	US$4.72	US$1,324,748	Share Conversion (redeemable shares)
June 11, 2020	9,731	$6.47	$62,960	Share Issuance (exercise of restricted stock units)
June 11, 2020	26,563	US$1.14 – US$3.75	US$34,256	Cash (exercise of options)
June 16, 2020	274,500	US$2.51	US$688,995	Share Issuance (share issuance of restricted stock units)
June 16, 2020	398,555	$5.13 – $6.55	$2,308,802	Share Issuance (exercise of restricted stock units)
June 16, 2020	5,245	US$6.86	US$35,981	Share Issuance (share issuance of restricted stock units)
June 23, 2020	35,300	$5.98	$211,094	Cash (at-the-market program)
June 24, 2020	3,500	$5.93	$20,755	Cash (at-the-market program)
June 24, 2020	73,515	$6.82	$501,372	Share Issuance (exercise of restricted stock units)
June 24, 2020	84,683	$6.82	$577,538	Share Issuance (exercise of restricted stock units)
June 24, 2020	75,495	$5.73	$432,586	Share Conversion (in connection with the acquisition of Origin House)
June 25, 2020	16,000	$5.90	$94,400	Cash (at-the-market program)
July 6, 2020 – July 31, 2020	667,000	$5.41 - $7.51	$4,237,190	Cash (at-the-market program)
July 7, 2020	200,000	US$4.10	US$820,000	Share Conversion (redeemable shares)
July 7, 2020	45,686	US$2.25	US$102,717	Cash (exercise of options)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
July 7, 2020	1,887	$5.70	$10,756	Share Issuance (exercise of restricted stock units)
July 7, 2020	2,331	$5.70	$13,287	Share Issuance (exercise of restricted stock units)
July 15, 2020	30,719	$6.19	$190,151	Share Issuance (exercise of restricted stock units)
July 15, 2020	1,000,000	US$5.12	US$5,120,000	Share Conversion (redeemable shares)
July 22, 2020	5,253	US2.99	US$15,706	Share Issuance (share issuance of restricted stock units)
July 22, 2020	372	US2.99	US$1,112	Share Issuance (share issuance of restricted stock units)
July 23, 2020	54,761	$6.95 - $6.70	$373,618	Share Issuance (exercise of restricted stock units)
July 23, 2020	100,000	US$1.00	US$100,000	Cash (exercise of options)
July 29, 2020	27,113	$6.89	$186,809	Share Issuance (exercise of restricted stock units)
July 29, 2020	200,000	US$5.12	US$1,024,000	Share Conversion (redeemable shares)
July 29, 2020	237,500	US$1.14 - US$2.25	US$340,125	Cash (exercise of options)
August 4, 2020	27,400	$7.69	$210,706	Cash (at-the-market program)
August 5, 2020	10,618	$8.10	$86,006	Share Issuance (exercise of restricted stock units)
August 5, 2020	12,585	$8.10	$101,939	Share Issuance (exercise of restricted stock units)
August 12, 2020	69,959	$7.56 - $8.42	$560,424	Share Issuance (exercise of restricted stock units)
August 12, 2020	19,128	US$5.61	US$107,308	Purchase Consideration (in connection with the acquisition of MedMar Inc.)
August 12, 2020	138,750	US$1.00 - US$1.14	US$140,675	Cash (exercise of options)
August 20, 2020	252,000	US$7.18 - US$7.66	US$1,857,360	Share Conversion (redeemable shares)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
August 20, 2020	39,585	$9.31 - 9.57	$373,612	Share Issuance (exercise of restricted stock units)
August 20, 2020	91,642	US$1.00 - US$2.25	US$154,142	Cash (exercise of options)
August 21, 2020	4,000,000	US$6.71	US$26,840,000	Share Conversion (redeemable shares)
August 28, 2020	1,500,000	US$6.98	US$10,470,000	Share Conversion (redeemable shares)
August 28, 2020	10,000	US$2.25	US$22,500	Cash (exercise of options)
September 2, 2020	735	$7.65	$5,623	Cash (exercise of options)
September 2, 2020	48,605	US$1.00 - US$1.14	US$53,290	Cash (exercise of options)
September 2, 2020	752	$7.99	$6,008	Share Issuance (exercise of restricted stock units)
September 2, 2020	654	$7.99	$5,225	Share Issuance (exercise of restricted stock units)
September 10, 2020	56,628	$5.31	$300,695	Cash (exercise of options)
September 10, 2020	15,000	US$3.75	US$56,250	Cash (exercise of options)
September 10, 2020	350,000	US$6.93	US$2,425,500	Share Conversion (redeemable shares)
September 24, 2020	24,591	US$1.00 - US$3.75	US$74,617	Cash (exercise of options)
September 24, 2020	77,124	$7.25 - $7.30	$560,429	Share Issuance (exercise of restricted stock units)
September 24, 2020	200,000	US$5.80	US$1,160,000	Share Conversion (redeemable shares)
October 5, 2020	10,000	$7.83	$78,300	Share Issuance (exercise of restricted stock units)
October 5, 2020	18,440	US$2.25	US$41,490	Cash (exercise of options)
October 12, 2020	492,170	$9.56	$4,705,145	Share Conversion (in connection with the acquisition of Origin House)
October 12, 2020	46,474	$7.83 - $8.26	$373,616	Share Issuance (exercise of restricted stock units)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
October 12, 2020	997,458	US$6.90 - US$7.13	US$6,923,310	Share Conversion (redeemable shares)
November 3, 2020	41,156	$5.31	$218,538	Cash (exercise of options)
November 3, 2020	510,000	US$7.14	US$3,641,400	Share Conversion (redeemable shares)
November 3, 2020	20,044	$9.32	$186,810	Share Issuance (exercise of restricted stock units)
November 3, 2020	34,375	$8.50	$292,188	Cash
				(exercise of warrants)
November 20, 2020	54,825	US$4.56	US$250,002	Cash
				(exercise of options)
November 20, 2020	1,450,000	US$7.56 - US$8.77	US$12,392,000	Share Conversion (redeemable shares)
November 20, 2020	18,775	$9.95	$186,811	Share Issuance (exercise of restricted stock units)
November 20, 2020	17,187	$8.50	$146,090	Cash (exercise of warrants)
November 23, 2020	18,253	$6.09	$111,161	Cash (exercise of warrants)
December 1, 2020	1,500,000	US$10.06	US$15,090,000	Share Conversion (redeemable shares)
December 4, 2020	759	US$4.11	US$3,119	Share Issuance (share issuance of restricted stock units)
December 4, 2020	6,530	US$4.11	US$26,838	Share Issuance (share issuance of restricted stock units)
December 7, 2020	107,969	US$10.06	US$1,086,168	Purchase Consideration (in connection with the acquisition of MedMar Inc.)
December 7, 2020	146,092	$8.50	$1,241,782	Cash (exercise of warrants)
December 7, 2020	28,300	US$4.24	US$119,992	Cash (exercise of warrants)
December 7, 2020	15,858	$11.78	$186,807	Share Issuance (exercise of restricted stock units)
December 14, 2020	84,428	US$2.25 - US$5.90	US$200,924	Cash (exercise of options)
December 14, 2020	506,457	$13.00 - $13.13	$6,584,203	Share Issuance (exercise of restricted stock units)

Date Issued	Number of Cresco Securities	Issue Price per Security	Aggregate Issue Price	Nature of Consideration
December 14, 2020	581,863	$13.00 - $13.13	$7,564,323	Share Issuance (exercise of restricted stock units)
December 15, 2020	3,237	$7.65	$24,763	Cash (exercise of options)
December 23, 2020	2,000	US$5.39	US$10,780	Cash (exercise of options)
January 6, 2021	27,648	$12.55 - 12.85	$351,482	Share Issuance (exercise of restricted stock units)
January 6, 2021	2,800	US$4.24	US$11,872	Cash (exercise of warrants)
January 6, 2021	11,628	$8.50	$98,838	Cash (exercise of warrants)
January 6, 2021	257,094	US$11.00	US$2,828,034	Share Conversion (redeemable shares)
January 14, 2021	3,400,000	$11.00 - $13.09	$43,395,000	Share Conversion (redeemable shares)
January 14, 2021	623,666	US$0.50 - US$2.25	US$483,638	Cash (exercise of options)
January 14, 2021	207,599	US$4.24	US$880,220	Cash (exercise of warrants)

Conversion of Proportionate Voting Shares to Subordinate Voting Shares
Date Issued	Number of Proportionate Voting Shares	Number of Subordinate Voting Shares issued on Conversion
January 30, 2020	1,130	225,920
January 31, 2020	7,447	1,489,334
February 10, 2020	4,906	981,202
February 11, 2020	167	33,332
February 21, 2020	14,237	2,847,358
March 3, 2020	2,124	424,762
March 8, 2020	11,832	2,366,498
March 13, 2020	1,132	226,494
April 2, 2020	1,890	378,056
April 16, 2020	4,010	801,920
April 23, 2020	2,154	430,852
April 29, 2020	650	130,000
May 7, 2020	7,649	1,529,882
May 29, 2020	1,011	202,142
June 4, 2020	801	160,186
June 4, 2020	6,166	1,233,196
June 8, 2020	2,351	470,110
June 11, 2020	888	177,578
June 22, 2020	2,355	470,964
July 7, 2020	533	106,668

Conversion of Proportionate Voting Shares to Subordinate Voting Shares
Date Issued	Number of Proportionate Voting Shares	Number of Subordinate Voting Shares issued on Conversion
July 15, 2020	3,038	607,518
July 23, 2020	2,450	489,936
July 29, 2020	1,740	348,076
August 12, 2020	2,371	474,224
August 20, 2020	438	87,500
August 27, 2020	1,250	250,000
August 28, 2020	1,923	384,564
September 2, 2020	2,685	537,058
September 10, 2020	464	92,826
September 24, 2020	2,000	400,002
October 5, 2020	914	182,826
November 3, 2020	14,424	2,884,712
November 20, 2020	8,693	1,738,680
December 7, 2020	8,012	1,602,378
December 14, 2020	17,833	3,566,682
December 23, 2020	1,125	225,004
January 6, 2021	4,825	964,908
January 14, 2021	13,947	2,789,340

TRADING PRICE AND VOLUME

The Subordinate Voting Shares trade on the CSE under the symbol “CL”. On January 18, 2021, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Subordinate Voting Shares on the CSE was $16.68. The following table sets out the high and low sales prices and the daily average trading volume of the Subordinate Voting Shares for the past 12 months.

	CSE
Calendar Period	High ($)	Low ($)	Volume
January 2020	9.50	7.45	7,137,769
February 2020	8.07	5.45	4,273,544
March 2020	6.25	2.81	9,134,620
April 2020	6.71	3.66	5,880,434
May 2020	7.14	4.55	9,054,003
June 2020	6.85	5.36	4,365,799
July 2020	7.78	5.32	5,859,232
August 2020	10.17	7.77	7,611,941
September 2020	8.94	7.15	4,595,816
October 2020	10.10	7.75	6,880,943
November 2020	13.40	9.15	13,301,272
December 2020	13.79	12.32	9,451,835
January 1-18, 2021	18.02	12.68	12,163,319

DESCRIPTION OF OFFERED SECURITIES

The Offering consists of 9,877,986 Offered Shares. Further particulars concerning the attributes of the Subordinate Voting Shares are set out under “Description of Share Capital of the Corporation – Subordinate Voting Shares” in the Prospectus.

Book-Based System

Except in limited circumstances, including direct electronic registration with the issuance of a DRS Advice, registration of interests in, and transfers of, the Offered Shares will be made only through the book-based system of CDS. On each Closing Date, Cresco may make an instant deposit through the non-certificated inventory system representing the Offered Shares or deliver to CDS a global certificate evidencing the aggregate number of Offered Shares subscribed for under the Offering. Offered Shares must be purchased and transferred only through a CDS Participant. All rights of an owner of Offered Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds such Offered Shares. Upon purchase of any Offered Shares, the owner will receive only a customary confirmation from the applicable Agent or other registered dealer that is a CDS participant and from or through whom a beneficial interest in the Offered Shares is acquired. References in this Prospectus Supplement to a holder of Offered Shares means, unless the context otherwise requires, the owner of the beneficial interest in such Offered Shares. Certificates evidencing Offered Shares will not be issued unless a request for a certificate is made to Cresco.

Cresco and the Agent will not have any liability for (a) records maintained by CDS relating to the beneficial interests in the Offered Shares or the book-based accounts maintained by CDS; (b) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (c) any advice or representation made or given by CDS and made or given with respect to the rules and regulations of CDS or any action taken by CDS or at the direction of the CDS Participants.

The ability of a beneficial owner of Offered Shares to pledge such Offered Shares or otherwise take action with respect to such owner’s interest in such Offered Shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate to the extent that such owner has not requested a physical certificate from Cresco. Cresco has the option to terminate registration of the Offered Shares through the book-based system in which case certificates for Offered Shares in fully registered form will be issued to beneficial owners of such Offered Shares or to their nominees or such shares may be directly electronically registered with the transfer agent and registrar of the Offered Shares with a DRS Advice being issued.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation’s consolidated capitalization as of September 30, 2020 and on a pro forma basis, after giving effect to a proposed Arrangement. The following table is based on the unaudited consolidated balance sheet of the Corporation as at September 30, 2020 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine month periods ended September 30, 2020 and other information included in the documents incorporated by reference in this Prospectus Supplement, the Prospectus. In addition, as a result of the Offering, the Shareholders’ Equity of the Corporation will increase by the amount of the net proceeds, less expenses, of the Offering and there will be additional Subordinate Voting Shares outstanding.

Indebtedness
Total Debt (in thousands of US$)(1)	118,898

Shareholder Equity
Super Voting Shares(2)	500,000
Proportionate Voting Shares(3) (presented on an as-converted to Subordinate Voting Shares basis)	39,519,572
Subordinate Voting Shares	177,203,540
Special Subordinate Voting Shares(4) (presented on an as-converted to Subordinate Voting Shares basis)	639

Redeemable LLC Units(5) (presented on an as-converted to Subordinate Voting Shares basis)	130,948,057
Shares to be issued in pending acquisitions(6) (presented on an as-converted to Subordinate Voting Shares basis)	16,261,854
Basic Shares Outstanding (presented on an as-converted to Subordinate Voting Shares basis)	364,433,662
Cresco Options(7)	22,630,959
Restricted Stock Units(8)	2,240,036
Deferred Shares to be issued(9)	6,694,982
Warrants issued in acquisitions(10)	1,988,000
Existing Cresco Warrants(11)	18,244
Broker Warrants(12)	209,290
Warrants Issued in September 2019 Equity Offering(13)	4,226,250
Fully-Diluted Outstanding	402,171,423

Notes:

(1)	US$119,492 thousand principal balance net of US$4,309 thousand in deferred financing fees and US$3,715 thousand of interest payable.
(2)

Each carrying 2,000 votes. In aggregate, Super Voting Shares (as defined in the Prospectus) represent approximately 71% voting control on a fully-diluted basis and inclusive of the securities issuable in a pending acquisition.

(3)

As discussed in the Prospectus, in order to maintain foreign private issuer status, certain U.S. resident shareholders hold Proportionate Voting Shares (as defined in the Prospectus) rather than Subordinate Voting Shares on a 1:200 basis. Proportionate Voting Shares carry voting and economic rights proportionate to Subordinate Voting Shares. Each Proportionate Voting Share is convertible into 200 Subordinate Voting Shares. This table presents the Proportionate Voting Shares on an as-converted basis. Of this total, 197,598 relate to Proportionate Voting Shares outstanding as of September 30, 2020.

(4)

Special Subordinate Voting Shares carry voting and economic rights proportionate to Subordinate Voting Shares. Each Special Subordinate Voting Share is convertible into 0.00001 Subordinate Voting Shares. This table presents the Special Subordinate Voting Shares on an as-converted basis. Of this total, 63,868,296 relate to Special Subordinate Voting Shares outstanding as of September 30, 2020.

(5)	Redeemable LLC Units are convertible to Proportionate Voting Shares on a 200:1 basis and such Proportionate Voting Shares are convertible into Subordinate Voting Shares on a 1:200 basis.
(6)

Representing the aggregate number of securities issuable in the pending acquisitions of Bluma, subject to any adjustments provided in the applicable definitive agreement. Certain of these shares are issuable upon the achievement of certain performance milestones.

(7)

22,360,959 options outstanding at a weighted average exercise price of US$3.75 per Subordinate Voting Share. 486,897 options outstanding relate to replacement options from the Origin House acquisition. 9,824,276 options reserved for future grants.

(8)

2,240,036 restricted stock units outstanding at a weighted average exercise price of US$7.47 per Subordinate Voting Share. 7,813 restricted stock units were liability classified as of September 30, 2020 at a weighted average exercise price of US$4.11 per Subordinate Voting Share.

(9)

1,331,835 replacement restricted stock units and 571,147 replacement deferred shares are outstanding, issued in connection with the Origin House acquisition. 4,792,000 issuable shares are outstanding in connection with the Valley Ag acquisition, contingent on the achievement of certain performance milestones.

(10)	1,988,000 warrants exercisable at US$4.24 per Subordinate Voting Share, issuable in connection with the Valley Ag acquisition.
(11)	Each exercisable into one Subordinate Voting Share at a price of $6.09.
(12)	Each exercisable into one Subordinate Voting Share at a price of $8.50.
(13)

Each exercisable into one Subordinate Voting Share at a price of $12.50 and 551,250 share purchase warrants pursuant to the partial exercise of the Underwriter’s Over-Allotment Option exercisable at price of $12.50.

USE OF PROCEEDS

The aggregate net proceeds to Cresco from the Offering are estimated to be approximately $153,850,027 after deducting the Agent’s Commission of $4,197,749. If the Over-Allotment Option is exercised in full, the aggregate net proceeds to Cresco from the Offering are estimated to be approximately $176,608,893 after deducting the Agent’s Commission of $5,146,035. The estimated expenses of the Offering are US$500,000.

The Corporation currently intends to use the net proceeds from the Offering principally for organic and inorganic growth opportunities and general corporate purposes. However, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. See “Risk Factors”.

Negative Cash Flows

The Corporation had negative cash flow from operating activities of US$25,189,000 for the most recently completed financial year ended December 31, 2019 and (unaudited) US$32,210,000 for the nine months ended September 30, 2020. In addition to other uses of net proceeds set out under “Use of Proceeds”, to the extent that the Corporation has negative cash flow in future periods, the Corporation may need to allocate a portion of the net proceeds from the sale of the Offered Shares to fund such negative cash flow. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement, Cresco has agreed to sell and the Agent has agreed to arrange, on a best efforts basis, for purchasers of 9,877,986 Offered Shares at a price of $16.00 per Offered Shares payable in cash to Cresco against delivery for aggregate gross proceeds of $158,047,776. The Offering Price was determined by negotiation between Cresco and the Agent.

It is expected that the Closing Date will occur on or about January 21, 2021, or such other date as the Corporation and the Agent may agree.

There can be no assurance that any or all of the Offered Shares being offered will be sold.

The Corporation has granted to the Agent the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time, at the sole discretion of the Agent, for a period of 30 days from and including the Closing Date, to purchase up to an 1,481,697 Additional Offered Shares (representing 15% of the total number of Offered Shares offered hereunder) at the Offering Price. This Prospectus Supplement and the Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Over-Allotment Option acquires those securities under this Prospectus Supplement and the Prospectus, regardless of whether the Over-Allotment Option is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Pursuant to the Agency Agreement, Cresco appointed the Agent to offer the Offered Shares to the public pursuant to the securities legislation of each of the provinces of Canada, other than Québec. The Agent may also offer for sale the Offered Shares to, or for the account or benefit of, persons in the United States and U.S. Persons by or through the U.S. Placement Sub-Agent for sale directly by the Corporation on a private placement basis. In addition, the Agent are entitled to offer the Offered Shares outside of Canada and the United States to non-U.S. persons provided that the Agent shall not take any action in connection with the distribution of the Offered Shares that would result in Cresco being obligated to comply with the prospectus, registration, reporting or other similar requirements of the securities laws of any jurisdiction.

In consideration of such services, Cresco has agreed to pay, on the Closing Date, the Agent’s Commission equal to 4.0% of the aggregate gross proceeds of the Offering, excluding the gross proceeds of sales of Subordinate Voting Shares to certain purchasers and including any gross proceeds raised on exercise of the Over-Allotment Option.

Pursuant to the Agency Agreement, the Corporation agreed for a period of 30 days from the Closing Date, that it will not, directly or indirectly, without the prior written consent of the Agent (such consent not to be unreasonably withheld or delayed), issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any additional Subordinate Voting Shares or any securities convertible into or exchangeable for Subordinate Voting Shares, other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Corporation existing and outstanding as of the date hereof; (ii) the issuance of securities in connection with arm’s length property or share acquisitions; or (iii) the grant of equity incentives in the normal course under existing equity incentive plans. In addition, the Corporation has agreed to obtain the same undertaking from its directors and senior officers prior to Closing.

Except for the direct registration of Offered Shares with the issuance of a DRS Advice in certain circumstances, the Offering will be conducted under the book-based system of CDS; accordingly, a subscriber who purchases Offered Shares will only receive a customer confirmation from the registered dealer that is a CDS participant from or through whom Offered Shares are purchased. CDS will record the CDS participants who hold securities on behalf of owners who have purchased or transferred securities in accordance with the book-based system. Except in limited circumstances, certificates evidencing Offered Shares will not be issued unless a request for a certificate is made to Cresco.

Cresco has agreed to indemnify the Agent and each of its affiliates, and its respective directors, officers, employees, partners, agents and advisors against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, that arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to Cresco by the Agent and its affiliates or its respective directors, officers, employees, partners, agents and advisors pursuant to the Agency Agreement. This indemnity does not apply to the extent such losses, claims, actions, suits, proceedings, damages, liabilities or expenses as to which indemnification is claimed arise solely out of gross negligence, willful misconduct or fraud in the performance of such professional services.

The Agent may not, throughout the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions, on the conditions that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

The offer and sale of the Offered Shares offered hereby have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, persons in the United States or U.S. Persons unless registered under the U.S. Securities Act and the applicable securities laws of any state of the United States or in accordance with an exemption from registration under the U.S. Securities Act and applicable securities laws of any state of the United States. This Prospectus Supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in or to, or for the account or benefit of, person in the United States or U.S. Persons.

The Agent has agreed that they will not offer or sell the Offered Shares to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until after the expiration of the statutory distribution compliance period set forth in Rule 903 of Regulation S under the U.S. Securities Act (the “Distribution Compliance Period”), except, in either case, in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act, pursuant to registration of the Offered Shares under the U.S. Securities Act or pursuant to an any available exemption from the registration requirements of the U.S. Securities Act, and it will send to any distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares during the Distribution Compliance Period a confirmation or other notice setting forth the above-noted restrictions on offers and sales of the Offered Shares within the United States or to, or for the account or benefit of, U.S. persons.

The Agency Agreement will provide that the Offered Shares may be offered to, or for the account or benefit of, persons in the United States or U.S. Persons, by the U.S. Placement Sub-Agent only to “qualified institutional buyers”, as such term is defined in Rule 144A under the U.S. Securities Act, that are also “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act (“Qualified Institutional Buyers”), in each case for sale directly by the Corporation pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder and/or Section 4(a)(2) thereof and in compliance with all applicable securities laws of any state of the United States. The Agency Agreement will also provide that the Agent will offer and sell the Offered Shares outside the United States to, or for the account or benefit of, non-U.S. persons in accordance with Rule 903 of Regulation S promulgated under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act, unless such offer or sale is made pursuant to an exemption from registration under the U.S. Securities Act.

The Offered Shares issued to, or for the account or benefit of, persons in the United States or U.S. Persons will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold or otherwise transferred only in compliance with Rule 904 of Regulation S under the U.S. Securities Act or pursuant to registration of the Offered Shares under the U.S. Securities Act.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk.

In addition to the risk factors set out herein, you should carefully consider the risks under the heading “Risk Factors” in the Prospectus and in the AIF, and the other documents we have incorporated by reference in this Prospectus Supplement that summarize the risks that may materially affect our business before making an investment in our securities. See “Documents Incorporated by Reference”. If any of these risks occur, our business, results of operations or financial condition could be materially and adversely affected. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement and the documents incorporated by reference herein and therein, including our financial statements and the related notes.

The current COVID-19 pandemic may significantly impact the Corporation

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. In December 2019, COVID-19 emerged in China and the virus has now spread with infections been reported globally. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, employee health, workforce productivity, reduced access to supplies, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Corporation’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

Net Proceeds to the Corporation from the Offering

There is no minimum amount of funds that is required to be raised under the Offering. The Agent has agreed to use its reasonable best efforts to sell the Subordinate Voting Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of any minimum amount of Subordinate Voting Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agent is not obligated to purchase any Subordinate Voting Shares that are not sold. As a result, the Corporation may raise substantially less than the total Offering amount or none at all.

Use of Proceeds

It is expected that the net proceeds will be used in the manner discussed in “Use of Proceeds”. However, the Corporation’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The Corporation may reallocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if management of the

Corporation believes it would be in the Corporation’s best interest to do so and in ways that a purchaser may not consider desirable. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Subordinate Voting Shares on the open market.

Additional Financing

The Corporation expects to require substantial additional capital in the near future to fund its acquisition strategy and to continue operations at its cultivation and production facilities, dispensaries, expansion of its product lines, development of its intellectual property base, increasing production capabilities and expanding its operations in states where it currently operates and states where it currently does not have operations. The Corporation may not be able to obtain additional financing on terms acceptable to it, or at all. If the Corporation fails to raise additional capital, as needed, its ability to implement its business model and strategy could be compromised.

Even if the Corporation obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Corporation will depend on numerous factors including: (i) profitability; (ii) the release of competitive products by competitors; (iii) the level of investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. There can be no assurance that the Corporation will be able to obtain capital in the future to meet its needs.

The Corporation is continually assessing a range of public and private financing options, including secured and unsecured debt, equity, convertible debt and real estate sale/leaseback transactions. Although the Corporation has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. There can be no assurance that additional financing, if raised privately, will be available to the Corporation when needed or on terms which are acceptable.

The Corporation Could Fail to Complete its Proposed or Contemplated Acquisitions or They May Be Completed On Different Terms

There can be no assurances that any of the Corporation’s proposed or contemplated acquisitions, including the Arrangement described herein: (i) will be completed; (ii) will receive the appropriate approvals for their completion required under applicable laws; or (iii) will be completed on the same or similar terms currently contemplated by the Corporation. In addition, if the proposed or contemplated acquisitions are not completed, the ongoing business of the Corporation may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing such potential acquisitions. Failure to complete the Corporation’s proposed or contemplated acquisitions could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Additional Issuance of Subordinate Voting Shares and Subsidiary Securities May Result in Dilution

The Corporation may issue additional securities in the future, which may dilute a shareholder’s holdings in the Corporation. The Corporation’s articles permit the issuance of an unlimited number of Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. The Corporation’s board of directors has discretion to determine the price and the terms of further issuances. Moreover, additional Subordinate Voting Shares will be issued by the Corporation on the conversion of the Proportionate Voting Shares in accordance with their terms. The Corporation may also issue Subordinate Voting Shares to finance future acquisitions. The Corporation cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its revenue per share.

Additionally, the subsidiaries of the Corporation, such as Cresco U.S. Corp. and Cresco Labs, LLC, may issue additional securities, including Cresco Corp Redeemable Shares, Cresco Redeemable Units and LTIP Units (as such terms are defined in the AIF) to new or existing shareholders, members or securityholders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of Subordinate Voting Shares in Cresco Labs, LLC.

Volatile Market Price of the Subordinate Voting Shares and Other Listed Securities

The market price of the Subordinate Voting Shares and other listed securities of the Corporation from time to time, cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Subordinate Voting Shares or such other securities to sell their securities at an advantageous price. Market price fluctuations in the Subordinate Voting Shares or such other securities may be due to the Corporation’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Corporation operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Corporation or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Corporation, addition or departure of the Corporation’s executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Subordinate Voting Shares or such other securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares and other listed securities of the Corporation, from time to time, may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Corporation’s operations may be adversely impacted and the trading price of the Subordinate Voting Shares and such other securities may be materially adversely affected.

Although other Canadian-based companies have dual class or multiple voting share structures, given the capital structure contemplated in respect of the Corporation and the concentration of voting control held by the holders of the Super Voting Shares, this structure and control could result in a lower trading price for, or greater fluctuations in, the trading price of the Corporation’s Subordinate Voting Shares or adverse publicity to the Corporation or other adverse consequences.

Negative Cash Flow from Operations

The Corporation has incurred operating losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation’s revenues do not increase to offset its costs and operating expenses or if the Corporation is unable to raise financing to fund capital or operating expenditures or acquisitions, it could limit its growth and may have a material adverse effect upon the Corporation’s business, financial condition, cash flows, results of operations or prospects.

Liquidity

The Corporation cannot predict at what prices the Subordinate Voting Shares of the Corporation will trade and there can be no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the Corporation.

Product Liability

As a distributor of products designed to be ingested by humans, including vaporizer products, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. The Corporation may be subject to various product liability claims, including, among others, that the Corporation’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Corporation.

Any Dividends Paid On The Subordinate Voting Shares May Be Subject To Withholding Taxes

It is unlikely that the Corporation will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to United States withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by United States shareholders will not be subject to United States withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Corporation will be characterized as United States source income for purposes of the foreign tax credit rules under the United States Tax Code. Accordingly, United States shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

The Corporation is subject to both U.S. and Canadian Taxation

The Corporation, which is and will continue to be a Canadian company as of the date of this offering memorandum generally would be classified as a non-United States company under general rules of United States federal income taxation. Section 7874 of the Code, however, contains rules that can cause a non-United States company to be taxed as a United States company for United States federal income tax purposes. Under section 7874 of the Code, a company created or organized outside the United States. (i.e., a non-United States company) will nevertheless be treated as a United States company for United States federal income tax purposes if each of the following three conditions are met (i) the non-United States company acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States company, (ii) after the acquisition, the former stockholders of the acquired United States company hold at least 80% (by vote or value) of the shares of the non-United States company by reason of holding shares of the United States acquired company, and (iii) after the acquisition, the non-United States company’s expanded affiliated group does not have substantial business activities in the non-United States company’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.

For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States company owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

The Corporation is treated as a United States company for United States federal income tax purposes under section 7874 of the Code and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Corporation is, regardless of any application of section 7874 of the Code, treated as a resident of Canada for purposes of the Tax Act for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States, which could have a material adverse effect on its financial condition and results of operations.

Enforcement of Judgments Against Foreign Persons may not be Possible

Canadian investors should be aware that each of the Non-Resident Directors resides outside of Canada; as a result, it may not be possible for purchasers of the Offered Shares to effect service of process within Canada upon the Non-Resident Persons. All or a substantial portion of the assets of each of the Non-Resident Persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Non-Resident Persons in Canada or to enforce a judgment obtained in Canadian courts against the Non-Resident Persons outside of Canada.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), in force as of the date hereof, the Subordinate Voting Shares offered hereby, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively, “Registered Plans”) or a deferred profit sharing plan, provided that the Subordinate Voting Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the CSE) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder, annuitant or subscriber of a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Subordinate Voting Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Subordinate Voting Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Subordinate Voting Shares will generally not be “prohibited investments” if such securities are “excluded property” (as defined in the Tax Act) for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Subordinate Voting Shares will be a prohibited investment in their particular circumstances.

Persons who intend to hold Subordinate Voting Shares offered hereby in a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences under the Tax Act generally applicable to holders who acquire Subordinate Voting Shares pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) hold the Subordinate Voting Shares as capital property; (ii) deal at arm’s length with the Corporation and the Agent; and (iii) are not affiliated with the Corporation or the Agent (a “Holder”). Subordinate Voting Shares will generally be considered to be held as capital property, unless held in the course of carrying on a business or acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Holders who will not hold the Subordinate Voting Shares as capital property should consult their own tax advisors with respect to their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” or “specified financial institution” for purposes of the Tax Act; (ii) an interest in which is a “tax shelter” or “tax shelter investment” for the purposes of the Tax Act; (iii) that has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to its Subordinate Voting Shares; or (v) that receives dividends on its Subordinate Voting Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Holder that has borrowed money or otherwise incurred debt to acquire Subordinate Voting Shares pursuant to the Offering.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada, or a corporation that does not deal at “arm’s length” (within the meaning of the Tax Act) with a corporation resident in Canada, that is or becomes, as part of a transaction or event or a series of transactions or events that includes the transactions described in this Prospectus Supplement, controlled by a non-resident person (or group of non-resident persons that do not deal with each other at arm’s length) for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to purchasing Subordinate Voting Shares pursuant to the Offering.

This summary is based on the current provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement (the “Proposed Amendments”) and on the Corporation’s counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Prospectus Supplement based on their particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Resident Holders who might not be considered to hold their Subordinate Voting Shares as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

Dividends on Subordinate Voting Shares

Dividends received or deemed to be received on the Subordinate Voting Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received on the Subordinate Voting Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation to be proceeds of disposition or a gain from the disposition of a capital property. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in Section 186 of the Tax Act), or any other corporation controlled whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than trusts), will generally be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Subordinate Voting Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see “Certain United States Tax Considerations”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Subordinate Voting Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Subordinate Voting Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Subordinate Voting Shares.

Dispositions of Subordinate Voting Shares

Upon a disposition or deemed disposition of Subordinate Voting Shares, a capital gain (or loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the Subordinate Voting Shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a Subordinate Voting Share to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of a Subordinate Voting Share with the adjusted cost base of all other Subordinate Voting Shares held by the Resident Holder as capital property. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a “taxable capital gain”) must be included in a Resident Holder’s income. One-half of a capital loss (an “allowable capital loss”) will generally be deductible by a Resident Holder against taxable capital gains realized in that year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the sale of the Subordinate Voting Shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules may apply to a partnership or certain trusts of which a corporation is a member or beneficiary. Taxable capital gains realized by a Resident Holder who is an individual may give rise to alternative minimum tax depending on the Resident Holder’s circumstances. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of a Subordinate Voting Share.

A Resident Holder may be subject to United States tax on a gain realized on the disposition of a Subordinate Voting Share (see “Certain United States Tax Considerations”). United States tax, if any, levied on any gain realized on a disposition of a Subordinate Voting Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Subordinate Voting Share by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold their Subordinate Voting Shares in the course of business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). This section of the summary does not apply to a Non-Resident Holder that is: (i) an insurer carrying on business in Canada and elsewhere, or (ii) an “authorized foreign bank” (within the meaning of the Tax Act). Such Non-Resident Holders should consult their own tax advisors in this regard.

Dividends on Subordinate Voting Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Subordinate Voting Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada-US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors regarding the application of the Canada-US Tax Treaty or any other tax treaty.

Dispositions of Subordinate Voting Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Subordinate Voting Share unless such Subordinate Voting Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, provided that the Subordinate Voting Shares are, at the time of disposition, listed on a “designated stock exchange” (which currently includes the CSE), the Subordinate Voting Shares will not constitute taxable Canadian property of a Non- Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were met: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Non-Resident Holders for whom the Subordinate Voting Shares are, or may be, taxable Canadian property should consult their own tax advisors in this regard.

In the event that a Subordinate Voting Share constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Dispositions of Subordinate Voting Shares” and “Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Subordinate Voting Shares is Odyssey Trust Company at its principal transfer offices in Calgary, Alberta.

AUDITORS

Cresco’s financial statements for the year ended December 31, 2019, incorporated by reference in this Prospectus Supplement have been audited by Marcum LLP, independent auditors, as set forth in their report incorporated by reference in this Prospectus Supplement. Marcum LLP is independent with respect to Cresco within the meaning of the CPA Code of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP, and on behalf of the Agent by TingleMerrett LLP. As of the date hereof, Bennett Jones LLP, and its partners and associates, TingleMerrett LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: January 19, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, as of the date of a particular distribution of securities offered by the prospectus, will, as of that date, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces of Canada, other than Québec.

(Signed) “Charles Bachtell” Chief Executive Officer		(Signed) “Dennis Olis” Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Dominic Sergi” Dominic Sergi, Director		(Signed) “Carol Vallone” Carol Vallone, Director

1

CERTIFICATE OF THE AGENT

Dated: January 19, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, other than Québec.

ATB CAPITAL MARKETS INC.

(signed) “Adam Carlson”

Adam Carlson

Managing Director

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